EXHIBIT B

                  Exhibit B - Financial Data Schedule
                  CMS Energy Corporation Consolidated
                     Year Ended December 31, 1996
                         (Millions of Dollars)



Total Assets                  $8,615

Total Operating Revenue       $4,333

Net Income                    $  240